Exhibit 99.74

American Lithium intersects up to 2,900 ppm Li in best results to date from thick lithium claystone averaging 1,550 ppm Li over 50.3 m in hole TLC-2206C

VANCOUVER, BRITISH COLUMBIA, July 14, 2022 – American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to provide an update of initial diamond drill results from the program currently underway at the Tonopah Lithium Claims (“TLC”) project located northwest of Tonopah, Nevada. This diamond drill program is focused on expanding the existing large-scale near surface TLC resource. An update on Reverse Circulation (“RC") drill program results to date is expected to be released in the coming weeks.

Resource Expansion and In-fill Core Drilling:

Link to: Figure 1 – TLC Project Drill Hole Location Map (also see below)

•	Large drill program launched in February 2022 under Plan of Operations finalized in January 2022.

•	Large diameter diamond drill rig focused on infill and extension drilling around existing resource area with RC drill rig focused on additional exploration on the project.

•	Expedited laboratory results from the first 5 diamond drill holes submitted, all intersected thick lithium mineralization with some of the highest grade-thickness intervals drilled to date at TLC, and well above the mineral resource cut-off grade (400 ppm Li).

•	TLC-2206C - 50.3 metres (“m”) (165’ feet) of 1,550 ppm Li from 145’ to 310’ downhole; includes 11.0 m averaging 2,104 ppm Li from 225’ to 261.2’; entire hole from 30’ to 351’ (End of Hole; “EOH” – 97.8 m true thickness) is mineralized averaging 1012 ppm Li (maximum 2,900 ppm Li – 4.4’ sample from 234.5’).

•	TLC-2201C - 50.3 m (165’) of 1,247 ppm Li from 40’ to 205’ downhole; entire hole from 9’ to 292’ (End of Hole; “EOH” - 89 m true thickness) is mineralized averaging 883 ppm Li (maximum 2,100 ppm Li – 5’ sample from 205’).

•	TLC-2205C - 51.8 m (170’) of 1,221 ppm Li from 145’ to 315’ downhole; interval 110’ to 342’ (73.8 m thickness) is mineralized averaging 1009 ppm Li (max. 2,500 ppm Li – 5’ sample from 205’).

•	TLC-2202C - 50.3 m (165’) of 1,118 ppm Li from 60’ to 225’ downhole; interval 23’ to 260’ (72.2 m thickness) is mineralized averaging 999 ppm Li (max. 1,910 ppm Li – 5’ sample from 130’).

•	TLC-2203C – 30.5 m (100’) of 732 ppm Li from 30’ to 130’ downhole; and 8.8 m of 919 ppm Li from 232’ to 261’ (EOH); the entire hole from 25’ to 261’ (71.9 m thickness) has lower grade lithium mineralization averaging 557 ppm Li (max. 1,180 ppm Li – 5’ sample from 240’).
○	interpretation suggests that the southeastern portion of the project is closer to the Big Smokey Basin edge in a higher energy depositional environment more proximal to the sediment source.

Simon Clarke, CEO of American Lithium states, “We are very pleased that these results continue to expand the drilled resource footprint with higher grades and consistently thicker mineralization than the existing TLC resource. Our main focus for the diamond drilling has been to expand and high grade our existing resource and these results successfully achieve both objectives. This will enable us to better position starter pits under our mining plan to initially focus on higher grade sections of the resource thereby maximizing Project returns. We are also looking forward to updating the mineral resource estimate for TLC in conjunction with finalizing our maiden PEA.”

Completion of Ranch Acquisition and additional water rights.

The Company also announces that it has completed the acquisition of the Reason Ranch, and its accompanying water-rights, located in the Big Smoky Valley near Tonopah, Nevada. Through the acquisition, the Company has secured significant additional water rights for the TLC project. In consideration for the acquisition, the Company has paid a total of US$3,125,000 to the arms-length vendors of the property. For further information regarding the acquisition, readers are encouraged to review the news release issued by the Company on May 26, 2022.

N
W
E
S
Nevada
RENO
TLC Project
LAS VEGAS
A
A'
B
B'
2206C
2205C
2201C
2202C
2203C
Legend
West End Claims Outline
TLC All Outline Oct 2021
RC Drill Holes 2019
Core Drill Holes 2019
RC Drill Holes 2020
Sonic Core 2020
2022 Reported Core Holes
Resource - Measured
Resource - Indicated
Resource - Inferred
TLC Property Boundary
5,063 Ha; 12,511 Acres
Coordinate System NAD 83 UTM Zone 11N
AMERICAN LITHIUM
TLC Project
Drill Hole Location Map
0 0.25 0.5 1 1.5 2
Kilometers
7-12-22

Figure 1 – TLC Project Drill Hole Location Map

Quality Assurance, Quality Control and Data Verification

Diamond drilling is being conducted by First Drilling of Montrose, Colorado using large diameter PQ coring, drilling entirely vertical holes. Drill core samples are nominally 5-foot (1.53 m) and are cut longitudinally, and one half is cut a second time longitudinally with a diamond saw with one-quarter of the core placed in sealed bags and shipped to Paragon analytical laboratory in Reno, Nevada for sample preparation, processing and ICP-MS multi-element analysis, and the remaining three-quarter core retained in core boxes. Paragon is an ISO 9000 certified assay laboratory. The QA/QC program includes a comprehensive analytical quality assurance and control routine comprising the systematic use of Company inserted standards, blanks and field duplicate samples, internal laboratory standards and has also included check analyses at other accredited laboratories. Downhole thicknesses for vertical drill holes are considered accurate true thickness intersections.

Qualified Person

Mr. Ted O’Connor, P.Geo., Executive Vice President of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium

American Lithium, a member of the TSX Venture 50, is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium and Macusani uranium development-stage projects in southeastern Peru. Both Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support. Pre-feasibility work has now commenced at Falchani.

The TSX Venture 50 is a ranking of the top performers in each of 5 industry sectors in the TSX Venture Exchange over the last year.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals;

risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on January 19, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on January 29, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Cautionary Note Regarding Macusani Concessions Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.